Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

	Three Months Ended March 31,
	2012		2011
	(Dollars in thousands, except ratios)
Earnings:
Pretax income, excluding income or loss from equity investments	$(22,219)		$65,624
Adjustments:
Fixed charges	79,741		37,188
Distributed income from equity investments	1,801		1,814
Capitalized interest, net of amortization	(930)		876
Arch Western Resources, LLC dividends on preferred membership interest	335		(29)
Total earnings	$58,728		$105,473
Fixed charges:
Interest expense	$74,772		$34,580
Capitalized interest	2,430		—
Arch Western Resources, LLC dividends on preferred membership interest	(335)		29
Portions of rent which represent an interest factor	2,874		2,579
Total fixed charges	79,741		37,188
Total fixed charges and preferred stock dividends	$79,741		$37,188
Ratio of earnings to combined fixed charges and preference dividends	0.74	x	2.84	x